ANNOUNCEMENT

OTE and COSMOTE signed the Share Purchase agreement for the transfer of
GloBul and COSMOFON to COSMOTE


August 1st, 2005

OTE and COSMOTE signed today the sale and purchase agreement for the transfer to COSMOTE of all the shares of OTE's mobile subsidiaries, GloBul(1) in Bulgaria and COSMOFON(2) in FYROM
(through the transfer of the shares of the Dutch holding company
MTS(3)  which owns 100% of the shares of COSMOFON).

The transfer of GloBul's shares has been completed today, while the transfer of MTS' shares is expected to be completed within this month, following the completion of the procedures required by the Dutch Law.

The cash consideration of 490 million for the transfer of the aforementioned shares ( 400 million for GloBul and 90 million for COSMOFON) will be paid in two instalments: the first, amounting to 201 million, will be paid on the date of the completion of the transfer of MTS' shares, and the second, amounting to 289 million, will be paid within 40 working days following the payment of the first instalment.



Contact:
OTE Investor Relations
Tel. + 30 - 210 - 611 1574
     + 30 - 210 - 611 8167
      + 30 - 210 - 611 5070
      + 30 - 210 - 611 1121
       e-mail: iroffice@ote.gr

OTE Media Relations
Tel. +30 - 210 - 611 7434
Fax. +30 - 210 - 611 5825
Tel. +30 - 210 - 611 7434
e-mail: media-office@ote.gr




COSMOTE Investor Relations
 Tel. + 30 - 210 - 6177 428
 Fax. +30 - 210 - 6177 377
 e-mail: ir@cosmote.gr

COSMOTE Media Relations
Tel. +30 - 210 - 6177 566
Fax. +30 - 210 - 6177 771
e-mail: MediaRelations@cosmote.gr






ABOUT OTE
Hellenic Telecommunications Organization (OTE S.A.) is the incumbent telecommunications provider in Greece, and together with its subsidiaries forms the leading group of companies in Greece in terms of revenue. OTE is among the largest companies of the Athens Stock Exchange, and is also listed in the New York (NYSE) and London (LSE) stock exchanges. Through its investments in the South-Eastern Europe, in both fixed and mobile telecom companies, OTE addresses a potential customer base of 60 million people.
OTE shares: Athens SE, Reuters OTEr.AT. Bloomberg HTO GA. ADRs (
NYSE): Reuters OTE.N, Bloomberg OTE US, GDRs (LSE): Reuters OTEyq.L, Bloomberg OTES LI
For more information, visit www.ote.gr


ABOUT COSMOTE
COSMOTE started commercial operations in Greece in April 1998, 5 years after its 2 competitors and in June 2001 was the only 3rd entrant to achieve 1st place in its market. Currently it has over 4 million customers in Greece with the leading market position. In addition COSMOTE operates in Albania through AMC the leading mobile operator in the country and in Romania, through COSMOROM which COSMOTE acquired in July 2005 in order to relaunch it. Moreover, COSMOTE has been managing Globul and COSMOFON since January 2003, through a management agreement with OTE. In 2004 revenues exceeded 1.58 billion, while net profits reached 308.2 million. Both the Company's EBITDA margin (above 42%) and net profit margin (above 19%) remain consistently among the highest in Europe.
COSMOTE's stock trades on the Athens and London Stock Exchange [Shares: Athens SE, Reuters COSr.AT. Bloomberg COSMO GA. ISIN GRS408333003. GDRs: LSE, Reuters COSq.L. Bloomberg CRM GR, CMBD LI]. For more information, visit www.cosmote.gr or www.cosmote.com.



 (1)COSMOBULGARIA MOBILE EAD
 (2)COSMOFON MOBILE TELECOMMUNICATIONS SERVICES AD Skopje
 (3)OTE MTS HOLDING BV